THE NORTH WEST COMPANY

September 30, 2004

04045560

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT 18 A 10: 07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir or Madam:

NORTH WEST COMPANY FUND
PRESS RELEASES
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. News Release dated September 9, 2004 – Labrador City NorthMart Store
2. News Release dated September 28, 2004 – New Giant Tiger Store to Roar into Saskatoon, Saskatchewan.

If you require further information, please feel free to contact me. Thanks.

Yours sincerely

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

dlw 10/20

L Peever

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

Northern

THE NORTH WEST COMPANY
PRESS RELEASE

FOR RELEASE AT 10:30 A.M. EASTERN TIME

"LABRADOR CITY NORTHMART STORE"

Winnipeg, September 9th, 2004: The North West Company announced today that it intends to close its store in Labrador City, Newfoundland on October 30, 2004. "Our Labrador City NorthMart store no longer fits the profile of smaller food and general merchandise stores that we operate in our other markets," said David Preddy, Vice President of the Company's store division that includes Labrador City. "The store's performance has declined in recent years despite our efforts and the great work of our local staff. We appreciate the opportunity we've had to serve Labrador City and we are very appreciative of the business that we've gained from our customers," added Mr. Preddy.

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 182 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the North West Company Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

David Preddy, Vice President, Merchants Division, The North West Company
Phone 204-934-1521; fax 204-934-1322; e-mail dpreddy@northwest.ca

Or visit on-line at www.northwest.ca

THE NORTH WEST COMPANY
PRESS RELEASE

FOR IMMEDIATE RELEASE

"New Giant Tiger Store to ROAR into Saskatoon, Saskatchewan"

Winnipeg, September 28, 2004: The North West Company (NWC) today officially announced plans to open its newest Giant Tiger store in Saskatoon, Saskatchewan. This will be NWC's third store in Saskatchewan following the successful opening of a Regina store in June 2003 and a Moose Jaw store in April 2004. The 25,000 square foot Saskatoon store is set to open on October 30, 2004 on 22nd Avenue between Avenue G and Avenue F.

"We are very pleased to be opening a local, all-Canadian family discount store to serve Saskatoon. We've listened to the community and we're confident that our selection of food, fashion merchandise, low prices and everyday product mix will be attractive to many types of shoppers," said Edward Kennedy, President and CEO of Winnipeg-based NWC. "We're especially committed to providing the same great savings and convenience that we've been able to offer inner city customers in Winnipeg and Regina."

"We are all very excited about our new location in Saskatoon," says Jeff York, President of Ottawa-based Giant Tiger Stores Limited. "Customers in and around Saskatoon will find us to be an affordable and convenient destination for fashion clothing, groceries and everyday basic needs. Giant Tiger, your all-Canadian family discount store, will be a clean, neat, bright, friendly, and fun place to shop. We have everyday low prices and great values on current fashions and footwear for the entire family. We also carry groceries, frozen food and dairy products along with great home decorating items, health and beauty needs and cleaning items," says York.

Giant Tiger has a buying office in Montreal, Canada's fashion capital. Clothes to keep you dressed in style will arrive at the store every day of the year. At Giant Tiger, each store has control over the merchandise that is purchased to best suit the needs of its community. "You'll find that the identical quality and fashion items offered by the major chain stores are sold at Giant Tiger at remarkably lower prices," says York.

Giant Tiger, Canada's leading junior discount store chain, was established in 1961 in Ottawa and has grown to 140 locations in Ontario, Quebec, Manitoba, Saskatchewan, Alberta, and New Brunswick. Giant Tiger Stores Limited is a privately held company.

The North West Company and Giant Tiger have a 30-year Master Franchise Agreement which grants NWC the exclusive right to open and operate 72 Giant Tiger stores in western Canada.

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 182 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the North West Company Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President and CEO, The North West Company
Phone 204-934-1482; fax 204-934-1317; e-mail ekennedy@northwest.ca

Jeffrey York, President and COO, Giant Tiger Stores Limited
Phone 613-521-8222; fax 613-521-4474

Or visit on-line at www.northwest.ca and/or www.gianttiger.com